United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                            SEC File No. 0-50044
                                                             CUSIP No. 055732101

                           NOTIFICATION OF LATE FILING

(Check One):     Form 10-K and Form 10-KSB;     Form 20-F;
            ----                            ----
                 Form 11-K;   X   Form 10-Q and Form 10-QSB;     Form N-SAR
            ----            -----                           ----

              For Period Ended:  March 31, 2005

              _ Transition report on Form 10-K
              _ Transition Report on Form 20-F
              _ Transition Report on Form 11-K
              _ Transition Report on Form 10-Q
              _ Transition Report on Form N-SAR
              For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I: - REGISTRANT INFORMATION

                             ONE LINK 4 TRAVEL, INC
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Full Name of Registrant
                                       N/A
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Former Name if Applicable

                                One Market Plaza
                             Spear Tower, 36th Floor
                             San Francisco, CA 94105
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code



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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
   X           following the prescribed due date; or the subject quarterly
  ---          report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of delays in completion of the review of quarterly financial statements, the Registrant's Report on Form 10-QSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

  F. W. Guerin           (415)              293-8277
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     (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

      X  Yes     No
     ---     ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      X  Yes     No
     ---     ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our sales and marketing expenses for the three-month periods ending March 31, 2005 and March 31, 2004 was $149,173 and $188,130, respectively. Sales and marketing expense consists primarily of consulting and professional service fees for sales consultants and marketing programs. Payroll expense decreased in the first quarter of 2005 from the comparable period of 2004 due to termination of three employees.

General and administrative expenses for the three-month periods ending March 31, 2005 and March 31, 2004 were $680,655 and $1,671,469, respectively. General and administrative expense consists primarily of consulting and professional service fees for legal and accounting services, investor and public relations, and financing fees. These amounts include non-cash expense representing the fair value of warrants and shares issued to consultants and professional service providers during the respective periods. It also includes amortization of the value of common stock issued during the first quarter of 2004 to each of our directors for their services to the Board during 2004. General and administrative expenses were reduced in the first quarter of 2005 compared to the comparable period in 2004 primarily due to a reduction in compensation paid to consultants and directors and to a reduction in our expenditures for procurement of outside services.

During the three-month period ended March 31, 2004, we issued shares of our common stock to settle outstanding loans. A net gain on extinguishment of debt of $18,047 represents the excess of the value of the loans over the fair value of the shares (based on the quoted share price on the date of issue of the shares).

Interest expense was $133,881 and $287,984 for the three-month periods ended March 31, 2005 and March 31, 2004, respectively, and includes $31,064 expense and $56,958 income net, incurred on convertible loans, together with note discounts of $102,817 and $344,942, respectively.

Our net loss was $986,989 and $2,132,849 for the three-month periods ended March 31, 2005 and March 31, 2004, respectively.



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                             ONE LINK 4 TRAVEL, INC
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 17, 2005                 By:  /s/ F. W. Guerin
                                         --------------------------------
                                         F. W. Guerin, President and
                                         Chief Executive Officer










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